Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, California 92130

February 25, 2014

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Hatch:

This letter is in response to the Staff’s oral comments and suggestions provided on February 24, 2014, pursuant to your review of the Trust’s annual reports filed on Form N-CSR on December 9 2013 and the registration statement filed pursuant to Rule 485(b) with respect to the Brandes Core Plus Fixed Income Fund on January 31, 2014.  For your convenience, your comments and suggestions are summarized below and set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

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The Trust’s responses to your comments are as follows:

Annual Reports

1.
With respect to Note 6—Federal Income Tax Matters within the Notes to Financial Statements of the Trust’s two annual reports, please provide the requested information with respect to the two most recently completed previous fiscal year ends, rather than the only the one most recently completed fiscal year end.

Response 1:  The Trust undertakes to provide the information with respect to the two most recently completed fiscal year ends in future shareholder reports as requested.

Prospectus – Core Plus Fixed Income Fund

2.	The 80% names rule policy for the Core Plus Fixed Income Fund as stated appears to be too broad. Please consider restating the policy immediately to reflect the name of the Fund.

Response 2:  The Trust responds by undertaking to file a supplement to the prospectus immediately that will restate the policy as follows:

The Core Plus Fund invests at least 80% of its net assets measured at the time of purchase in fixed income ~~and other income producing~~ securities.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan
Secretary
Brandes Investment Trust

cc:           Michael Glazer, Bingham McCutchen LLP